June 15, 2007

Mr. Kevin W. Vaughn, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject:            Response to letter dated June 6, 2007
                        Calvin B. Taylor Bankshares, Inc. (Company)
                        Form 10-K for Fiscal Year Ended December 31, 2006 (Filed March 13, 2007)
                        File No. 000-50047

Dear Mr. Vaughn,

Thank you for your response to our correspondence filed with the commission on May 11, 2007. Our response to your comment in the referenced letter follows:

Comment #1
We agree to incorporate the revisions proposed in our correspondence filed with the commission on May 11, 2007, in our next Form 10-Q. We will include improved disclosure of the method used to establish the fair values of debt securities in the MD&A under the subtopic Financial Condition.

You have requested that we include, in our next Form 10-Q, the disclosures required by Item IV B of Industry Guide 3 for the annual periods presented in our most recent Form 10-K in addition to the interim periods included in Form 10-Q. We choose to furnish the disclosure required by Item IV B of Industry Guide 3 under Instruction (2) in the form of a narrative discussion. We propose to include the following in our next Form 10-Q:

Allowance for Loan Losses
The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The allowance is increased by current period provisions recorded as expense and by recoveries of amounts previously charged-off. The allowance is decreased when loans are charged-off as losses. The adequacy of the allowance for loan losses is evaluated at least quarterly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the allowance rests upon management's judgment about factors affecting loan quality and assumptions about the economy. As of December 31, 2004, 2005, and 2006, and June 30, 2007, management considers the allowance appropriate and adequate to cover inherent losses in the loan portfolio. As of June 30, 2007, management has not identified any loans which are anticipated to be charged-off within the next 12 months. However, there can be no assurance that charge-offs in future periods will not occur, or that they will not exceed the allowance for loan loss, or that additional increases in the loan loss allowance will not be required.

Mr. Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission

It is the Company's policy to evaluate loan portfolio risk for the purpose of establishing an adequate allowance. The allowance may include reserves for specific loans identified as substandard during management's loan review or the Company's independent loan review or internal audit functions. For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The evaluation of the adequacy of the allowance for loan losses includes an analysis of historical loan losses ratios, loan charge-offs, delinquency trends, and previous collection experience. Homogenous categories of loans are evaluated based on loss experience in the most recent five years, applied to the current portfolio. This formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans, other loans to commercial borrowers, and other consumer loans. Management also considers external factors such as changes in the interest rate environment, the results of recent reviews by bank regulators, legislation affecting the banking industry and current local and national economic trends. The recent slow-down in the real-estate market has affected both the price and time to market residential and commercial properties. Management closely monitors such trends and the potential effect on the Company.

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. No provision for loan losses was made in 2006, 2005, or 2004, or in the first half of 2007, due to low levels of delinquencies, minimal historical loan losses, conservative underwriting practices, and high asset quality. If management's methodology for assessing the adequacy of the allowance indicates that the allowance is less than required by generally accepted accounting principles, the allowance will be increased. If management's assessment indicates that the allowance is materially higher than required by generally accepted accounting principles, the Company would seek concurrence of its banking regulators prior to recording a negative provision for the fiscal year.

We appreciate the cooperative manner in which you and your staff have assisted us to improve compliance with disclosure requirements.

Sincerely,

Raymond M. Thompson
Chief Executive Officer

Jennifer G. Hawkins
Treasurer and Principal Financial Officer